[Letterhead of Sutherland Asbill & Brennan LLP]

November 8, 2005

VIA EMAIL

Mr. Vincent J. Di Stefano
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:    Technology Investment Capital Corp.

Registration Statement on Form N-2 filed August 31, 2005
File No. 333-127974

Dear Mr. Di Stefano:

On behalf of Technology Investment Capital Corp. (the "Company"), set forth below is the Company's response to the comments provided by the staff of the Division of Investment Management (the "Staff") of the Securities and Exchange Commission (the "SEC") to the Company in a letter dated October 19, 2005. The Staff's comments are set forth below and are followed by the Company's responses.

Cover Page

1.

Please advise whether the NASD has reviewed and approved the terms of the underwriting agreement.

The Company informs the Staff on a supplemental basis that it has not yet engaged any underwriters in connection with any contemplated offerings under its current registration statement. Subsequent to effectiveness of the current registration statement, the Company confirms to the Staff that it will submit a copy of this registration statement, along with any proposed underwriting agreement, for review by the NASD prior to the consummation of any offering pursuant thereto.

2.

Please delete the following text: "The information contained in this Prospectus is accurate only as of the date of this Prospectus." Alternatively, indicate the Fund must update the Prospectus to reflect material changes to the Fund.

The Company has revised the disclosure contained in the prospectus to remove the above-referenced language in response to the Staff's comment.

3.

Please advise the staff how the Fund is eligible to make an offering in reliance on Rule 415 under the Securities Act of 1933.

The Company is relying upon the interpretive guidance provided by the Staff in Pilgrim America Prime Rate Trust (SEC No Action Letter, publicly available May 1, 1998). Specifically, the Staff indicated in Pilgrim America that registered closed-end management investment companies would be permitted to rely upon Rule 415(a)(1)(x) under the Securities Act of 1933, as amended (the "Securities Act") to conduct primary offerings of securities on a delayed or continuous basis so long as such registered closed-end management investment companies satisfied the eligibility requirements for such offerings under Form S-3. The Company confirms to the Staff that it has been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") for the previous twelve months, and has filed all reports required under the Exchange Act during the previous twelve months. In addition, the Company confirms to the Staff that it currently has a market capitalization of greater than $75 million held by non-affiliates of the Company. The Company therefore believes that it satisfies the requirements of Form S-3 applicable to primary offerings of equity securities, and as a result it is eligible to rely upon Rule 415(a)(1)(x) under the Securities Act based upon the Staff's interpretive position set forth in Pilgrim America.

4.

Please update the information concerning the Funds last reported sales price.

The Company has updated the disclosure contained on the cover page of the prospectus in response to the Staff's comment.

Summary

5.

Please disclose prominently in this section that the Fund has yet to invest approximately $50 million of the proceeds of the initial offering. Also disclose how the Adviser will benefit monetarily from the offering. Also, please advise the staff whether the Fund is now or ever has been compliant with the requirement that 70% of its assets be invested in qualifying assets.

The Company informs the Staff on a supplemental basis that it has invested all of the proceeds of its initial public offering as of September 30, 2005. The Company subsequently raised an additional $41.5 million through a rights offering which was completed in January 2005. In addition, the Company has revised the disclosure throughout the prospectus to reflect its financial condition and results of operations as of September 30, 2005. The Company further informs the Staff on a supplemental basis that it has, since its inception, had greater than 70% of its assets invested in qualifying assets, as set forth in Section 55 of the Investment Company Act of 1940, as amended (the "Investment Company Act").

6.

Disclosure in this section indicates the Fund provides capital to small- and medium-sized companies, yet disclosure contained in the management's discussion and analysis of the Fund's financial condition and result of operations indicates the Fund invests in companies with market capitalizations of less than $300 million, i.e., micro cap companies. Please correct this inconsistency.

The Company notes that, pursuant to requirements of Section 55 of the Investment Company Act, it is required to invest primarily in non-public companies. As such, the Company believes that its reference to small- and medium-sized companies accurately reflects its current focus among such non-public companies. In addition, the Company has revised the disclosure set forth in the MD&A section of the prospectus in response to the Staff's comment.

Use of the Proceeds

7.

The disclosure in this section is inconsistent with the disclosure on page 17 regarding use of the proceeds of this offering. Please correct the inconsistencies.

The Company has revised the disclosure contained in the Summary section of its prospectus in response to the Staff's comment.

Fees and Expenses

8.

Please delete the word "none" from where it appears in the fee table and replace it with the numeral zero.

The Company has revised the disclosure contained in the section of the prospectus entitled "Fees and Expenses" in response to the Staff's comment.

9.

Please delete the word "estimated" from the line item Total annual expenses.

The Company informs the Staff on a supplemental basis that the line item entitled "Other expenses" contains estimated figures. As the line item entitled "Total annual expenses" in part reflects the estimate figures set forth under "Other expenses," the Company believes that this amount should be reflected as an estimate, rather than a certain figure. The Company believes including such estimates of "Other expenses" the "Total annual expenses" calculation is consistent with current practice among other business development companies.

10.

Disclosure in footnote 6 to the fee table indicates the Fund may borrow funds. What is the intention of the Fund with regard to borrowing? If the Fund intends to borrow, the body of the fee table, rather than a footnote, should reflect the use of leverage.

The Company has revised the disclosure contained in the section of the prospectus entitled "Fees and Expenses" in response to the Staff's comment.

11.

Please remove the footnotes located between the fee fable and the example, and relocate them after the example.

The Company has revised the disclosure contained in the section of the prospectus entitled "Fees and Expenses" in response to the Staff's comment.

12.

The explanatory paragraph preceding the example indicates that the example calculations were made assuming no "additional leverage?' What is the meaning of this statement? How much leverage does it currently assume?

The Company has revised the disclosure contained in the section of the prospectus entitled "Fees and Expenses" in response to the Staff's comment.

13.

Please make prominent the disclosure contained in the first sentence of the paragraph immediately following the table.

The Company has revised the disclosure contained in the section of the prospectus entitled "Fees and Expenses" in response to the Staff's comment.

Selected Financial and Other Data

14.

It appears from disclosure on page 21 of the prospectus that the dividends declared per common share figure for the year ended December 31, 2004 contained in the table in this section is inaccurate, as it appears not to be limited to dividends declared, but to contain return of capital as well. Please correct this inconsistency.

The Company has revised the disclosure contained in the section of the prospectus entitled "Selected Financial and Other Data" in response to the Staff's comment. In addition, the Company informs the Staff on a supplemental basis that, while $0.10 of the amount distributed to shareholders on December 31, 2004 represented a return of capital for tax purposes, the full amount distributed to shareholders represented a "dividend" under applicable corporate law.

15.

Please add to the table line items for market value and total return.

The Company has revised the disclosure contained in the section of the prospectus entitled "Selected Financial and Other Data" in response to the Staff's comment.

Selected Quarterly Financial Data

16.

Please include in the table data for the third quarter of 2005.

The Company has revised the disclosure contained in the section of the prospectus entitled "Selected Quarterly Financial Data" in response to the Staff's comment.

Risk Factors

Even in the event the value of your investment declines, the management fee and, in certain circumstances, the incentive fee will still be payable.

17.

In the penultimate sentence of this paragraph, delete the word "our" where it precedes the words "incentive fee," and replace it with the words "the adviser's." Also, please revise the last sentence of the paragraph, using plain English to enhance the clarity of the disclosure.

The Company has revised the disclosure contained in the above-referenced risk factor in response to the Staff's comment.

We may borrow money, which would magnify the potential for gain or loss on amounts invested and way increase the risk of investing in us.

18.

Please identify the entity from which the Fund will borrow.

The Company has revised the disclosure contained in the above-referenced risk factor in response to the Staff's comment.

There are significant potential conflicts of interest, which could impact our investment returns.

19.

Please disclose how the adviser will allocate a limited investment opportunity [among] its clients, or if it will not, disclose the risks attendant with subjective allocation of investment opportunities by the adviser.

The Company informs the Staff on a supplemental basis that the Company is currently the sole client of Technology Investment Management, LLC ("TIM"), the Company's investment adviser. In addition, the Company does not currently anticipate that TIM will serve as an investment adviser for additional clients in the foreseeable future. The Company therefore does not believe that a significant risk exists with respect to the subjective allocation of investment opportunities by TIM.

Management

Management Fee

20.

Please disclose here and in the discussion of risks that the realization of deferred loan interest may require the Fund to liquidate assets to pay advisory fees and distributions to shareholders. Also, clarify whether the Adviser is required to reimburse the Fund for fees that were based on income accrued on deferred interest obligations where the obligor subsequently defaults.

The Company respectfully refers the Staff to the disclosure contained in the third paragraph under the section of the prospectus entitled "Management–Management Fee." Specifically, the Company indicates that it may be forced to liquidate assets in order to pay a portion of its investment adviser's incentive fee in the event it realizes deferred loan interest in excess of its available capital. The Company further notes that its investment adviser is not required to reimburse the Company for such incentive fees in the event an obligor defaults on such deferred loan interest. In addition, the Company has revised the disclosure set forth under the risk factor entitled "Even in the event the value of your investment declines, the management fee and, in certain circumstances, the incentive fee will still be payable" in response to the Staff's comment.

Price Range of Common Stock and Distributions

21.

The narrative disclosure in this section indicates the Fund made a $0.10 return of capital distribution in the fourth quarter of 2004, yet the tables appear to include this figure as a dividend. Please correct this inconsistency.

The Company has revised the disclosure contained in the section of the prospectus entitled "Price Range of Common Stock and Distributions" in response to the Staff's comment. In addition, the Company informs the Staff on a supplemental basis that, while $0.10 of the amount distributed to shareholders on December 31, 2004 represented a return of capital for tax purposes, the full amount distributed to shareholders represented a "dividend" under applicable corporate law.

* * *

If you have any questions or additional comments concerning the foregoing, please contact Steve Boehm at (202) 383-0176 or Cynthia M. Krus at (202) 383-0218.

Sincerely,

/s/ Steven B. Boehm

/s/ Cynthia M. Krus